Rule 424(b)(2)
                                                    Registration No. 333-60474


PRICING SUPPLEMENT NO. 179/A dated December 22, 2004
to Prospectus Supplement dated June 14, 2001
and Prospectus dated June 14, 2001

LEHMAN BROTHERS HOLDINGS INC.
Medium-Term Notes, Series G
Due Nine Months or More From the Date of Issue

CUSIP No.:                      52517PYB1

ISIN:                           US52517PYB11

Specified Currency:             US Dollars

Principal Amount:               US$5,000,000.00

                                Total                 Per Note
Issue Price:                    US$5,000,000.00       100%
Agent's Commission:             US$        0.00         0%
Proceeds to Lehman
   Brothers Holdings:           US$5,000,000.00       100%

The Notes will be issued in an aggregate principal amount of $5,000,000 and will form a single tranche with the $5,000,000 aggregate principal amount of Medium-Term Notes, Series G, due December 23, 2019, that Lehman Brothers Holdings will issue on December 23, 2004, as described in Pricing Supplement No. 179 dated November 17, 2004. The Notes will have the same CUSIP number as the other notes of this tranche and will settle on the same date as, and trade interchangeably with, the other notes of this tranche. The issuance of the Notes will increase the aggregate principal amount of the outstanding notes of this tranche to $10,000,000. In addition, Lehman Brothers Holdings may issue up to an additional $90,000,000.00 aggregate principal amount of Notes similar in all respects (including with respect to the Issue Price and the Agent's Commission specified above).


Agent:                          Lehman Brothers Inc.

Agent's Capacity:               [  ]  As agent        [X ]  As principal  (See
                                                        "Underwriting" below.)

Original Issue Date:            December 23, 2004

Stated Maturity Date:           December 23, 2019, subject to Optional
                                Redemption; provided that if such day is not a New York or London Business Day, then such day will be the following New York and London
                                Business Day unless such day falls in the following month in which case it will be the preceding New York and London Business Day.

Amortizing Note:                [  ]  Yes     [X ]  No

Amortization Schedule:          Not applicable


[X ]  Fixed Rate Note

[  ]  Floating Rate Note        [  ]  CD Rate
                  [  ]  Commercial Paper Rate
                  [  ]  Federal Funds Rate
                  [  ]  LIBOR Telerate
                  [  ]  LIBOR Reuters
                  [  ]  Treasury Rate:    Constant Maturity [  ] Yes   [  ] No
                  [  ]  Prime Rate
                  [  ]  J.J. Kenny Rate
                  [  ]  Eleventh District Cost of Funds Rate
                  [  ]  Other:  See "Interest Rate per Annum" below

Interest Rate per Annum:        8.00%, subject to Interest Accrual
                                provisions, as described below.

Interest Payment Dates:         Each March 23, June 23, September 23, and
                                December 23, commencing on March 23, 2005, subject to Optional Redemption; provided that if such day is not a New York or London
                                Business day, then such day will be the
                                following New York and London Business day unless such day falls in the following month in which case it will be the preceding New
                                York and London Business Day, and provided further that the final Interest Payment Date for any Notes shall be the applicable maturity date.

Interest Accrual:               Interest will accrue on each day on which
                                6-Month LIBOR for the relevant LIBOR
                                Observation Date is within the applicable LIBOR
                                Range. If the value of 6-Month LIBOR (stated as a percent per annum) on the relevant LIBOR
                                Observation Date is equal to or greater than the applicable LIBOR Range minimum and less than or equal to the applicable LIBOR Range maximum indicated under "LIBOR Range" below for LIBOR Observation Dates occurring during the periods indicated, interest will accrue on the Notes for the related day at 8.00% per annum.
                                If, however, the value of 6-Month LIBOR is less than the applicable LIBOR Range minimum or greater than the applicable LIBOR Range maximum on the relevant LIBOR Observation Date, then no interest will accrue on the related day. See
                                "Risk Factors" below for certain relevant considerations.

6-Month LIBOR:                  For any LIBOR Observation Date, the offered
                                rates (British Banker Association) for deposits in U.S. dollars for a period of six months, commencing on such LIBOR Observation Date, which appears on Moneyline Telerate, on page
                                3750 (or any successor service or page for the purpose of displaying the London interbank offered rates of major banks) as of 11:00 a.m., London time, on that LIBOR Observation
                                Date. If 6-Month LIBOR cannot be determined on a LIBOR Observation Date as described above, then the Interest Rate Calculation Agent will determine LIBOR based on quotations from five reference banks in the manner described in the Prospectus Supplement with respect to four major banks in the London interbank market, substituting "five" in each place "four" appears, for deposits in U.S. dollars for a period of six months, commencing on such LIBOR
                                Observation Date.

LIBOR Range:                    Period                      LIBOR
                                Original Issue Date-        0.00% (minimum) to
                                   Stated Maturity Date     7.00% (maximum)

LIBOR Observation Date:         With respect to each London Business Day that
                                does not occur during the LIBOR Suspension
                                Period, that London Business Day. With respect to each day that is not a London Business Day not occurring during the LIBOR Suspension
                                Period, the last preceding London Business
                                Day. With respect to each day occurring during the LIBOR Suspension Period, the LIBOR
                                Observation Date will be the last London
                                Business Day preceding the first day of such LIBOR Suspension Period.

LIBOR Suspension Period:        The period beginning on the fifth New York
                                Business Day prior to but excluding each Interest Payment Date (including the Stated
                                Maturity Date).

London Business Day:            A day other than a Saturday or Sunday on which
                                dealings in deposits in U.S. dollars are transacted, or with respect to any future date are expected to be transacted, in the London interbank market.

New York Business Day:          Any day that is not a Saturday or a Sunday and
                                that, in New York City, is not a day on which banking institutions generally are authorized or obligated by law or executive order to be closed.

Interest Computation:           Interest will be computed on the basis of a
                                360-day year of twelve 30-day months or, in the case of an incomplete month, the number of days elapsed.

"Accrue to Pay":                [  ]  Yes      [X ]  No

Interest Rate
   Calculation Agent:           Lehman Brothers Special Financing


Optional Redemption:            The Notes may be redeemed at the option of
                                Lehman Brothers Holdings in whole or in part at a price equal to 100% of the principal amount being redeemed, from time to time on each Interest Payment Date, commencing on March
                                23, 2005. Notice of redemption will be given not less than five New York Business Days prior to the redemption date.

Optional Repayment:             Not applicable.

Extension of Maturity:          Not applicable.

Form of Note:                   [X ]  Book-entry only (global)
                                [  ]  Certificated

Depository:                     The Depository Trust Company

Authorized Denominations:       $1,000.00  and whole multiples of $1,000.00

Issuer Rating:                  Long-term senior unsecured debt of Lehman
                                Brothers Holdings is currently rated A by Standard & Poor's Ratings Services, A1 by
                                Moody's Investors Service and A+ by Fitch
                                Ratings.


RISK FACTORS

An investment in the Notes entails certain risks not associated with an investment in conventional fixed rate medium-term notes. See "Risk Factors" generally in the Prospectus Supplement. The interest rate of the Notes will be fixed, subject to the "Interest Accrual" provisions as described above. Investors should consider the risk that the Interest Accrual provisions applicable to the Notes may result in less interest being payable on the Notes than on a conventional fixed rate debt security issued by Lehman Brothers Holdings at the same time. Investors should also consider the risk that 6-Month LIBOR, determined on a daily basis, may be less than the LIBOR Range minimum (if the minimum is greater than zero) or exceed the LIBOR Range maximum on one or more London Business Days during the applicable period, in which event no interest will accrue for the related days during the period. As a result, less interest may be payable on the Notes than on a conventional fixed rate debt security issued by Lehman Brothers Holdings at the same time.

The secondary market for, and the market value of, the Notes will be affected by a number of factors independent of the creditworthiness of Lehman Brothers Holdings, including the level and direction of interest rates, the Interest Accrual provisions applicable to the Notes, the anticipated level and potential volatility of 6-Month LIBOR, the method of calculating 6-Month LIBOR, the time remaining to the maturity of the Notes, the right of Lehman Brothers Holdings to redeem all or a portion of the Notes from time to time, the aggregate principal amount of the Notes and the availability of comparable instruments. The level of 6-Month LIBOR depends on a number of interrelated factors, including economic, financial and political events, over which Lehman Brothers Holdings has no control. The following table, showing the historical level of 6-Month LIBOR in effect for the hypothetical LIBOR Observation Dates listed below, illustrates the variability of that rate:


Historical Levels of 6-Month LIBOR

Hypothetical LIBOR                        Hypothetical LIBOR
Observation Date      6-Month LIBOR       Observation Date      6-Month LIBOR

March 23, 1987        6.500               March 25, 1996        5.438
June 23, 1987         7.312               June 24, 1996         5.750
September 23, 1987    8.062               September 23, 1996    5.844
December 23, 1987     7.938               December 23, 1996     5.625
March 23, 1988        7.125               March 24, 1997        5.875
June 23, 1988         7.875               June 23, 1997         5.875
September 23, 1988    8.625               September 23, 1997    5.781
December 23, 1988     9.438               December 23, 1997     5.906
March 23, 1989       10.750               March 23, 1998        5.707
June 23, 1989         9.500               June 23, 1998         5.750
September 25, 1989    9.000               September 23, 1998    5.406
December 25, 1989     8.250               December 23, 1998     5.122
March 23, 1990        8.688               March 23, 1999        5.064
June 25, 1990         8.438               June 23, 1999         5.400
September 24, 1990    8.375               September 23, 1999    5.942
December 24, 1990     7.875               December 23, 1999     6.168
March 25, 1991        6.562               March 23, 2000        6.435
June 24, 1991         6.438               June 23, 2000         6.930
September 23, 1991    5.750               September 25, 2000    6.750
December 23, 1991     4.312               December 26, 2000     6.230
March 23, 1992        4.688               March 23, 2001        4.661
June 23, 1992         4.125               June 25, 2001         3.680
September 23, 1992    3.438               September 24, 2001    2.576
December 23, 1992     3.625               December 24, 2001     1.982
March 23, 1993        3.312               March 25, 2002        2.360
June 23, 1993         3.500               June 24, 2002         1.973
September 23, 1993    3.375               September 23, 2002    1.758
December 23, 1993     3.500               December 23, 2002     1.400
March 23, 1994        4.188               March 24, 2003        1.280
June 23, 1994         5.000               June 23, 2003         0.999
September 23, 1994    5.688               September 23, 2003    1.180
December 23, 1994     6.938               December 23, 2003     1.226
March 23, 1995        6.438               March 23, 2004        1.150
June 23, 1995         5.812               June 23, 2004         1.870
September 25, 1995    5.875               September 23, 2004    2.120
December 25, 1995     5.562


The historical experience of 6-Month LIBOR should not be taken as an indication of the future performance of 6-Month LIBOR during the term of the Notes. Fluctuations in the level of 6-Month LIBOR make the Notes' effective interest rate difficult to predict and can result in effective interest rates to investors that are lower than anticipated. In addition, historical interest rates are not necessarily indicative of future interest rates. Fluctuations in interest rates and interest rate trends that have occurred in the past are not necessarily indicative of fluctuations that may occur in the future, which may be wider or narrower than those that have occurred historically.


CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

Treatment of Notes as Variable Rate Debt Instruments

Lehman Brothers Holdings believes that the Notes provide for interest at an "objective rate" and therefore constitute "variable rate debt instruments," as those terms are defined in the original issue discount regulations. Lehman Brothers Holdings intends to report interest deductions with respect to the Notes based on this treatment. Under such characterization, holders of the Notes would report interest as ordinary income at the time it is paid or accrued in accordance with their method of accounting for tax purposes. Investors who purchase the Notes at a market discount or premium should consult their tax advisors regarding the appropriate rate of accrual or amortization for such market discount or premium.

Investors should consult their tax advisors regarding possible alternative treatments of the Notes, including the possible application of the contingent payment debt regulations.


Certain Other United States Federal Income Tax Consequences

A summary of certain United States federal income tax consequences that will apply to holders of debt securities is set forth under "United States Federal Income Tax Consequences-Debt Securities" in the Prospectus. Holders should note that the backup withholding tax rate of 31% referenced in the Prospectus under "United States Federal Income Tax Consequences-Debt Securities-Information Reporting and Backup Withholding-United States Holders" has been reduced to 28% for payments made through 2010, after which time the rate will revert back to 31% absent Congressional action.

In addition, the sections below replace the summaries set forth in the Prospectus under "United States Federal Income Tax Consequences-Debt Securities-Consequences to Non-United States Holders-United States Federal Estate Tax" and "United States Federal Income Tax Consequences-Debt Securities-Information Reporting and Backup Withholding-Non-United States Holders."


Consequences to Non-United States Holders

United States Federal Estate Tax

Your estate will not be subject to United States federal estate tax on debt securities beneficially owned by you at the time of your death provided that:

* any payment to you on the debt securities would be eligible for exemption from the 30% United States federal withholding tax under the rules described in the bullet points under "United States Federal Income Tax Consequences-Debt Securities-Consequences to Non-United States Holders-United States Federal Withholding Tax," without regard to the certification requirements of the fourth bullet point; and
* interest on those debt securities would not have been, if received at the time of your death, effectively connected with the conduct by you of a trade or business in the United States.


Information Reporting and Backup Withholding

Non-United States Holders

If you are a non-United States holder of debt securities, Lehman Brothers Holdings must report annually to the IRS and to you the amount of payments Lehman Brothers Holdings makes to you and the tax withheld with respect to such payments, regardless of whether withholding was required. Copies of the information returns reporting such payments and withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty. You will not be subject to backup withholding regarding payments Lehman Brothers Holdings makes to you provided that Lehman Brothers Holdings does not have actual knowledge or reason to know that you are a United States person and Lehman Brothers Holdings has received from you the statement described above in the fourth bullet point under "United States Federal Income Tax Consequences-Debt Securities-Consequences to Non-United States Holders-United States Federal Withholding Tax."

In addition, you will be subject to information reporting and, depending on the circumstances, backup withholding regarding the proceeds of the sale of a debt security made within the United States or conducted through United States-related intermediaries, unless the payor receives the statement described above and does not have actual knowledge or reason to know that you are a United States person, or you otherwise establish an exemption.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the IRS.


UNDERWRITING

Lehman Brothers Holdings has agreed to sell to Lehman Brothers Inc. (the "Agent"), and the Agent has agreed to purchase, the principal amount of the Notes. The Agent is committed to take and pay for all of the Notes, if any are taken.

The Agent proposes to offer the Notes initially at a public offering price equal to the Issue Price set forth above and to certain dealers at such price. After the initial public offering, the public offering price and other selling terms may from time to time be varied by the Agent.

The Notes are a new issue of securities with no established trading market. Lehman Brothers Holdings has been advised by the Agent that it intends to make a market in the Notes, but it is not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

The Agent has agreed that it will, to the best of its knowledge, only offer or sell the Notes in compliance with the laws and regulations in any jurisdiction applicable to such offer or sale and it has not taken and will not take any action in any jurisdiction, other than the United States, that would permit a public offering of the Notes, or possession or distribution of any prospectus or any amendment or supplement thereto or any offering or publicity material relating to the Notes, in any country or jurisdiction where action for that purpose is required.

The Agent has represented and agreed that:

* it and each of its affiliates have not offered or sold and will not offer or sell any Notes to persons in the United Kingdom prior to the expiry of the period of six months from the issue date of the Notes except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations of 1995;
* it and each of its affiliates have only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the "FSMA") received by it in connection with the issue or sale of any Notes in circumstances in which Section 21(1) of the FSMA does not apply to Lehman Brothers Holdings; and
* it and each of its affiliates have complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

The Agent has separately further agreed that the Notes may not be offered, sold, transferred or delivered in or from The Netherlands, as part of their initial distribution or as part of any re-offering, and neither this prospectus supplement, the accompanying prospectus nor any other document in respect of the offering may be distributed or circulated in The Netherlands, other than to individuals or legal entities which include, but are not limited to, banks, brokers, dealers, institutional investors and undertakings with a treasury department, who or which trade or invest in securities in the conduct of a business or profession.

Lehman Brothers Holdings has agreed to indemnify the Agent against certain liabilities under the Securities Act of 1933, as amended, as described in the accompanying Prospectus Supplement.

Capitalized terms used herein without definition have the meanings ascribed to them in the Prospectus Supplement and Prospectus.


Lehman Brothers Holdings Inc.


By:      /s/   Paolo Tonucci
Name:    Paolo Tonucci
Title:   Authorized Officer